Exhibit 99.4

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual General Meeting to be held on May 10, 2019 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 2. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 3. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 4. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 5. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 6. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 7. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Wednesday, May 8, 2019. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically Call the number listed BELOW from a touch tone telephone. Go to the following web site: www.investorvote.com You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”. Smartphone?Scan the QR code to vote now. 1-866-732-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01GXQB

Appointment of Proxyholder

TO Computershare

In the matter of the common share proxy solicited by Management for the **Annual General Meeting of Common Shareholders (the "Meeting") of Stantec Inc. ("Stantec") to be held at Stantec Tower, Suite 400, 10220 - 103 Avenue NW, Edmonton, Alberta T5J 0K4 on May 10, 2019 at 10:30 AM (Mountain Daylight Time)**, I as a participant in the Employee Stock Purchase Plan for Stantec Inc. (the "Purchase Plan"), hereby direct Computershare, as trustee under the Purchase Plan, to execute a proxy on my behalf in respect of the common shares credited to my account under the Purchase Plan. **I further direct Computershare to appoint** Aram H. Keith, Chair of Stantec Inc., or failing him, Gordon A. Johnston, President and CEO of Stantec Inc. to vote as follows:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Douglas K. Ammerman	☐	☐	02. Richard C. Bradeen	☐	☐	03. Shelley A. M. Brown	☐	☐
04. Delores M. Etter	☐	☐	05. Robert J. Gomes	☐	☐	06. Susan E. Hartman	☐	☐
07. Gordon A. Johnston	☐	☐	08. Donald J. Lowry	☐	☐	09. Marie-Lucie Morin	☐	☐

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2. Appointment of Auditors

For ☐ Withhold ☐

The reappointment of Ernst & Young LLP, Chartered Professional Accountants, as Stantec's auditor for the 2019 fiscal year and authorizing the directors to fix the auditor's remuneration.

3. Non-binding Advisory Vote on Executive Compensation

For ☐ Against ☐

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Stantec's Management Information Circular delivered in advance of its 2019 annual general meeting of shareholders.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Financial Review - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

SEKQ 271514 AR1

01GXRD